SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   -----------

                                  SCHEDULE TO/A
                                  (Rule 14d-1)
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                (Amendment No. 1)
                                   -----------

                       DONALDSON, LUFKIN & JENRETTE, INC.
                       (Name of Subject Company (Issuer))
                                   -----------

                            DIAMOND ACQUISITION CORP.
                               CREDIT SUISSE GROUP
                      (Names of Filing Persons (Offerors))
                                   -----------

                      Common Stock of the Series Designated
  Donaldson, Lufkin & Jenrette, Inc.-DLJ Common Stock, Par Value $.10 Per Share
                         (Title of Class of Securities)
                                   -----------

                                    257661108
                      (CUSIP Number of Class of Securities)

      David Frick, Esq.                            Joseph T. McLaughlin, Esq.
     Credit Suisse Group                        Credit Suisse First Boston, Inc.
  Paradeplatz 8, P.O. Box 1                             11 Madison Avenue
 CH-8070 Zurich, Switzerland                        New York, New York 10010
        41-1-212-1616                                    (212) 325-2000

  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                and Communications on Behalf of filing persons)
                                   -----------

                                    Copy to:
                             David W. Heleniak, Esq.
                               Clare O'Brien, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
      Transaction Valuation*                          Amount of Filing Fee*
--------------------------------------------------------------------------------
         $13,436,952,750                                  $2,687,390.55
--------------------------------------------------------------------------------

* Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $90.00, the per share tender offer price, by 149,299,475, the sum of the 128,059,564 currently outstanding shares of Common Stock sought in the Offer and the 21,239,911 shares of Common Stock subject to options that will be vested as of August 31, 2000.

**       Calculated as 1/50 of 1% of the transaction value.

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:             $2,687,390.55                   Filing Party:        Credit Suisse Group
                                                                                         Diamond Acquisition Corporation
Form or Registration No.:           Schedule TO                     Date Filed:          September 8, 20000


Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

|X| third-party tender offer subject to Rule 14d-1.

|_| issuer tender offer subject to Rule 13c-4

|_| going-private transaction subject to Rule13e-3.

|_| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. |_|



         This Amendment No. 1 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "Commission") on September 8, 2000 (the "Schedule TO") by Diamond Acquisition Corp., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Credit Suisse Group, a corporation organized under the laws of Switzerland ("CSG"). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock of the series designated Donaldson, Lufkin & Jenrette, Inc.-DLJ Common Stock, par value $.10 per share (the "Shares"), of Donaldson, Lufkin & Jenrette, Inc., a Delaware corporation (the "Company"), at a purchase price of $90.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 8, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Item 1.  Summary Term Sheet

         Question No. 4 of the Summary Term Sheet of the Offer to Purchase is hereby amended and restated as follows:

                  "Have You Entered into any Agreements with the Company's Principal Stockholders?

                  o We have entered into a stock purchase agreement with the principal stockholders of the Company pursuant to which the principal stockholders have agreed to sell to us the shares of common stock owned by them, representing approximately 71% of the currently outstanding shares of common stock of the Company, for cash and Credit Suisse Group shares. Please see Section 10."

Item 4.  Terms of the Transaction

         Item 4 of the Schedule TO is hereby amended and supplemented to include the following information:

         Section 2.   Acceptance for Payment and Payment for Shares.

                  The first paragraph of this section on page 11 of the Offer to Purchase is amended and restated as follows:

                  "Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment all Shares validly tendered (and not properly withdrawn in accordance with Section 4) prior to the Expiration Date promptly after the occurrence of the Expiration Date. Purchaser will pay for all Shares validly tendered and not withdrawn promptly after the Expiration Date following the acceptance of Shares for payment pursuant to the Offer. If Shares are not accepted for any reason, Purchaser will promptly after the Expiration Date return such Shares. All conditions to the Offer, other than the Antitrust Condition, will be satisfied or waived prior to the Expiration Date. Notwithstanding the foregoing and subject to applicable rules and regulations of the Commission and the terms of the Merger Agreement, Purchaser expressly reserves the right to delay payment for Shares in order to comply in whole or in part with applicable laws. See Sections 1 and 15."

                  The third paragraph of this section on page 12 of the Offer to Purchase is amended and restated as follows:

                  "CSG notified the Commission of the European Union of the Offer on September 11, 2000 pursuant to the EC Merger Regulation, Council Regulation (EEC) No. 4064/89 (the "EC Merger Regulation"). Purchaser will be barred from consummating the Offer until the Transactions have been declared compatible with the European Union common market by the Commission of the European Union or the Commission of the European Union has failed to make a decision by October 11, 2000. Consequently, the Offer may be consummated after the one month period, unless the Commission of the European Union determines the Transactions may not be compatible with the European Union common market, in which case an in-depth investigation would commence. From the date the Commission of the European Union determines to commence an in-depth investigation, it has four months to render a decision on the merits of a transaction. Purchaser expects that it will extend the Offer until October 11, 2000 in order to comply with the EC Merger Regulation."

         Section 14.  Certain Conditions of the Offer.

                  The final paragraph of this section on page 35 of the Offer to Purchase is amended and restated as follows:

                  "The foregoing conditions are for the sole benefit of Purchaser and CSG and may be asserted by Purchaser or CSG regardless of the circumstances giving rise to any such condition or may be waived by Purchaser or CSG in whole or in part at any time and from time to time in their sole discretion. The failure by CSG or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances will not be deemed a waiver with respect to any other facts and circumstances; and each such right will be deemed an ongoing right that may be asserted at any time and from time to time. All conditions to the Offer, other than the Antitrust Condition, will be satisfied or waived prior to the Expiration Date."

Item 11.  Additional Information

                  Item 11 of the Schedule TO is hereby amended and supplemented to include the following information:

         Section 15. Certain Legal Matters and Regulatory Approvals; Transaction with Company Director

                  This third paragraph of this section on page 37 of the Offer to Purchase is amended and restated as follows:

                  "CSG and AXA notified the Commission of the European Union of the Offer on September 11, 2000 pursuant to the EC Merger Regulation. Purchaser will be barred from consummating the Offer until the Transactions have been declared compatible with the European Union common market by the Commission of the European Union or the Commission of the European Union has failed to make a decision by October 11, 2000. The receipt of approval by the Commission of the European Union or the expiration of the one month period is a condition to the Offer. Purchaser expects that it will extend the Offer until October 11, 2000 in order to comply with the EC Merger Regulation. See Section 1 and Section 14."

         Section 16.  Certain Litigation.

                  This section on page 38 of the Offer to Purchase is amended and restated as follows:

                  "After the announcement of the Offer, three putative class actions were filed in the Court of Chancery of the State of Delaware in and for New Castle County.

                  One was filed on August 30, 2000 and the second was filed on August 31, 2000. The named plaintiffs in both of these actions are allegedly stockholders of the Company who purport to represent classes consisting of all stockholders of the Company. The defendants in both actions are the Company and the members of the Board of Directors of the Company. The complaints allege that the defendants have breached their fiduciary duties to the Company stockholders by structuring the Offer such that certain employees will receive undue compensation. The plaintiffs seek certification of their classes, relinquishment of the compensation to be paid to the employees and attorneys' fees and costs.

                  The third putative class action was filed on September 12, 2000. The named plaintiffs are allegedly holders of shares of the series of common stock designated Donaldson, Lufkin & Jenrette - DLJdirect Common Stock ("DLJdirect Common Stock") who purport to represent a class consisting of all holders of shares of DLJdirect Common Stock. The defendants are the Company, AXA Financial, Inc. and the Company Board. This complaint alleges that the defendants have breached their fiduciary duties to the holders of shares of DLJdirect Common Stock by structuring the transaction so that the individual defendants benefit directly and disproportionately from the transaction while precluding the plaintiffs from profiting from it at all. The plaintiffs seek certification of their class, damages and attorneys' fees and costs."

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 19, 2000

                                DIAMOND ACQUISITION CORP.

                                By    /s/  Allen D. Wheat
                                    --------------------------------------------
                                    Name: Allen D. Wheat
                                    Title: President and Chief Executive Officer


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 19, 2000

                                 CREDIT SUISSE GROUP

                                 By    /s/  Allen D. Wheat
                                    --------------------------------------------
                                    Name:   Allen D. Wheat
                                    Title: Attorney-in-Fact


                                 By    /s/  David P. Walker
                                    --------------------------------------------
                                    Name: David P. Walker
                                    Title: Attorney-in-Fact

                                  EXHIBIT INDEX


Exhibit No.
-----------

  (a)       (1) Offer to Purchase dated September 8, 2000.*
  (a)       (2) Form of Letter of Transmittal.*
  (a)       (3) Form of Notice of Guaranteed Delivery. *
  (a)       (4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                Companies and Other Nominees. *
  (a)       (5) Form of Letter from Brokers, Dealers Commercial Banks, Trust
                Companies and Nominees to Clients. *
  (a)       (6) Form of Guidelines for Certification of Taxpayer Identification
                Number on Substitute Form W-9. *
  (a)       (7) Summary Advertisement as published in The Wall Street Journal on
                September 8, 2000. *
  (a)       (8) Joint Press Release issued by CSG and the Company on August 30,
                2000 (incorporated by reference to exhibit 99.1 of the Schedule TO-C filed by Credit Suisse Group on August 30, 2000).
  (a)       (9) Letter to Shareholders of Credit Suisse Group, dated August 31,
                2000, from Lukas Muhlemann, Chief Executive Officer and
                Chairman of the Board of Credit Suisse Group (incorporated by reference to exhibit 99.2 of the Schedule TO-C filed by Credit Suisse Group on August 31, 2000).
  (a)       (10) Presentation to analysts on August 31, 2000 (incorporated by reference to exhibit 99.3 of the Schedule TO-C filed by Credit Suisse Group on August 31, 2000).
  (a)       (11) Factsheets describing Donaldson, Lufkin & Jenrette, Inc.,
                 Credit Suisse First Boston, Inc. and Credit Suisse Group
                (incorporated by reference to exhibit 99.4 of the Schedule TO-C filed by Credit Suisse Group on August 31, 2000).
  (d)       (1) Agreement and Plan of Merger, dated as of August 30, 2000, among
                CSG, Purchaser and the Company. *
  (d)       (2) Stock Purchase Agreement, dated as of August 30, 2000, among
                CSG, AXA, a corporation organized under the laws of France, AXA Financial, Inc., a Delaware corporation, The Equitable Life Assurance Society of the United States, a Delaware corporation, and AXA Participations Belgium, a corporation organized under the laws of Belgium. *
  (d)       (3) Employment Agreement, dated as of August 30, 2000, between
                Credit Suisse First Boston Corp. and Joe L. Roby (incorporated by reference to exhibit (e)(4) to the Schedule 14D-9 of the Company filed on September 8, 2000).
  (d)       (4) Agreement, dated August 30, 2000, between Credit Suisse First
                Boston Corp. and Hamilton E James (incorporated by reference to exhibit (e)(5) to the Schedule 14D-9 of the Company filed on September 8, 2000).





----------------
* Incorporated by reference to the Schedule TO filed by Credit Suisse Group and Diamond Acquisition Corp. on September 8, 2000.